                                                                 EXHIBIT 99 (AF)

                              The Heartland Group
                              4550 Post Oak Place
                               Houston, TX  77027
                                 (713) 961-0534
                              Fax:  (713) 961-0574


November 28, 1995            Via FAX (412) 693-2540

Mr. K. Glenn Cole
801 Timber Trail
Oakdale, PA  15071

RE:  Services Agreement with Belcor, Inc.

Dear Glenn:

Glenn, thank you for your fax of November 28, 1995. The Services Agreement dated December 8, 1994 between you and Belcor, Inc. continues in force. While the technical analysis you offered as to the provisions of the Investors' Rights Agreement and the call for Coastal Capital Partners, L.P. consent to any change in employment agreements is correct the important fact is Doug Caffey's willingness to undertake any reasonable approach as long as Coastal is willing to fund the cost and the Directors of Belcor retain control of disbursements of the company.

Based on our discussion last week, my conversations with Doug Caffey and Andy Simpson, and a review of the current agreement and related correspondence I recommend you and the company take the following approach to staffing the position of Chief Financial Officer.

     1. Agree that the current Services Agreement will terminate as of March 31, 1996. The "30 day notice" provision for each party already in place as to any early termination by either party will remain effective except that Belcor, Inc. will have the right to terminate the agreement immediately if the Termination Agreement is terminated.

     2. Stipulate the all disbursements to date are ratified by Belcor's Directors and any new disbursements will be pre approved by the President of Belcor in writing before payment is made, however, authorize Cole to disburse up to $2,000 at the CFO's discretion (this authority may not be used for any payments for the benefit of Cole).

     3. Confirm appointment of Cole as CFO, effective December 8, 1994, and Secretary as of November 1, 1995 and provide Cole copies of the minutes reflecting those appointments.

Mr. K. Glenn Cole
Page 2
November 28, 1995

     4. Provide that a minimum monthly consulting fee each month (beginning December 1, 1995) of $5,000 will be earned, but agree that the amount to be paid is the greater of that minimum or the time actually worked at a rate of $500 for a full day or $250 for a half day.

     All reasonable business expenses will be are reimbursed.

           Estimated cost:

               For October       14 days(?)   $7000 ($6,500 paid)
               For November      12 days      $6000
               For December      10 days      $5000
               For January       14 days      $7000
               For February      10 days      $5000
               For March         10 days      $5000

     5. Belcor will pay an advances of $1500 for travel expenses and $5,000 for consulting fees by December 15, 1995 to address any credit risk in the Belcor situation and agrees to pay invoices for consulting fees and travel expenses upon presentation. If Belcor terminates the agreement because the Termination Agreement is terminated, the advance will be considered payment in lieu of notice.

     6. Belcor has agreed to pay a Discretionary Performance Bonus to Cole of a 50,000 share warrant at the exercise price of $.15 per share to be contributed by Coastal and, upon closing of the Termination and Investors' Rights Agreements, Belcor will award a second warrant for 50,000 shares at $.24 per share. (Both warrants would be eligible to participate in the proposed Exchange Offer.)

Coastal Capital Partners, L.P. will either exercise warrants or cause Rio Grande Mining Company to repay its payable to Belcor, Inc. so that funds to make these and other payments incurred in the ordinary course of business are deposited in Belcor as needed until the Termination Agreement and the Investors' Rights Agreement are closed.

Mr. K. Glenn Cole
Page 3
November 28, 1995

If these provisions are acceptable i believe it should be adequate to have you and Doug Caffey sign a copy of this letter acknowledging an amendment to the Services Agreement. The time and cost of a revised agreement and its review by all parties is inconsistent with the scope of this assignment.

Sincerely,


  /s/ John Averett
  ----------------

Received and Accepted:

BELCOR, INC.


By /s/ M. Douglas Caffey             Date 11/29/95
  -----------------------------           --------
   M. Douglas Caffey, President


Received and Accepted:

K. Glenn Cole

By /s/ K. Glenn Cole                 Date 11/29/95
  -----------------------------           ---------



cc:  M. Douglas Caffey, President Belcor, Inc.
     Donald Leibaker, Chairman of the Board, Belcor, Inc.
     Jeffrey Linden, Ginsburg, Stephan, Oringher & Richman
     Andrew K. Simpson, CEO Coastal Capital Partners, Inc.